March 1, 2017

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Mail Stop 3720

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	China Telecom Corporation Limited

Annual Report on Form 20-F for the Fiscal Year

Ended December 31, 2015 (File No. 001-31517)

Dear Mr. Pacho:

China Telecom Corporation Limited (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance, dated February 21, 2017 (the “Comment Letter”), relating to the Company’s response, dated December 2, 2016 (the “Response”), to the Division’s comment letter in respect of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission (the “SEC”) on April 28, 2016. On behalf of the Company, I wish to thank you and other members of the SEC staff for taking the time to review the Form 20-F and for providing us with your comments.

The Company notes that the SEC staff has requested that the Company respond to the comments within 10 business days or inform the SEC staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the comments, and is in the process of preparing a response to these comments. The Company, however, believes that it will not be in a position to respond to all of the SEC staff’s comments within 10 business days from February 21, 2017, as, given the breadth of the comments, our internal finance and legal personnel would need additional time to gather the requested information, and discuss and prepare the responses, both internally and with other relevant parties. The Company thus respectfully requests to extend the response period to March 31, 2017. The Company would be grateful if the staff could accommodate this request.

Mr. Carlos Pacho	-2-

Thank you again for your time. Please feel free to contact Rebecca Wong, by telephone at (+852) 2582-5819, by fax at (+852) 2157-0010 or by email at rebecca.wong@chinatelecom-h.com with any questions you may have.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen
Executive Director,
Executive Vice President and Joint Company Secretary (performing the functions of the principal financial officer)

cc:	Terry French

Inessa Kessman

(Securities and Exchange Commission)

Jian Liang

Rebecca Wong

(China Telecom Corporation Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Taylor Lam

(Deloitte Touche Tohmatsu)